40-33

TRANSAMERICA
FUND ADVISORS

Transamerica Fund Advisors, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

811-04556
(Transamerica IDEX)
Branch 18

05076478

December 23, 2005

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (the "Act")

Dear Sir or Madam:

Please find enclosed on behalf of Transamerica Fund Services, Inc., f/k/a IDEX Investor Services, Inc., a copy of the Stipulation and Order for Dismissal and Release and Settlement Agreement in the following matter:

- Ramachandra Rao, M.D. vs. WMA Securities, Inc., World Group Securities, Inc., IDEX Investor Services, Inc., State Street Bank & Trust Company and David Novak.
  Case No. 03 CV 1661, Rock County, Wisconsin (filed 12/17/03).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at 727-299-1763.

Sincerely,

Timothy M. Richey
Assistant Vice President

Enclosures

cc: John K. Carter, Esq.

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH. D.C.
192 SECTION

S:\fundcomp\REORGANIZATION\SEC Filings\Legal-Section33 Filings\Rao, Ramachandra lawsuit filings 12-22-05.DOC

Pleadings

RECEIVED
DEC 12 2005
LAW DEPT. - ALH

12-6-05

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.

Plaintiff,

vs.

Civil Case No. 03 CV 1661
money judgment: 30301

WMA SECURITIES, INC.
WORLD GROUP SECURITIES, INC.
IDEX INVESTOR SERVICES, INC.
STATE STREET BANK & TRUST COMPANY
and DAVID NOVAK

Defendants.

STIPULATION AND ORDER FOR DISMISSAL

IT IS HEREBY STIPULATED, by and between the plaintiff, Dr. Ramachandra Rao, and defendants State Street Bank & Trust Company (State Street) and IDEX Investor Services, Inc. (IDEX), by their undersigned counsel, that all claims and causes of action against State Street and IDEX shall be dismissed with prejudice and without costs.

Dated: 11.30.05

James D. Peterson
LaFollette Godfrey & Kahn
an office of Godfrey & Kahn, S.C.
One East Main St., Suite 500
P.O. Box 2719
Madison, WI 53701-2719
(608) 257-3911

Attorneys for defendants
State Street Bank & Trust Company and
IDEX Investor Services, Inc.

ROCK COUNTY, WI
FILED
05 DEC -5 AM 10:53
CLERK OF CIRCUIT COURT

SEC MAIL PROCESSING
RECEIVED
DEC 27 2005
WASH, D.C.
192
SECTION

Dated: December 4, 05

Sara L. Gehrig
Larry W. Barton
Nowlan & Mouat LLP
100 S. Main St.
P.O. Box 8100
Janesville, WI 53547
(608) 755-8100

Attorneys for plaintiff
Dr. Ramachandra Rao

ORDER

Based upon the foregoing stipulation of the parties:

IT IS HEREBY ORDERED that the Amended Complaint, as it pertains to State Street Bank & Trust Company and IDEX Investor Services, Inc., is dismissed with prejudice and without costs.

Dated: December 1, 2005

BY THE COURT:

Hon. ______________________
James E. Welker
Circuit Court Judge

MN251235_3.DOC

RELEASE AND SETTLEMENT AGREEMENT

Dr. Ramachandra Rao ("Dr. Rao"), State Street Bank & Trust Company ("State Street"), and Transamerica Fund Services, Inc. ("IDEX") (collectively, the "Parties") enter the following Release Settlement Agreement (the "Agreement").

For the payment provided for below, and for other good and valuable consideration, including the agreements contained in this Release and Settlement Agreement, the receipt and sufficiency of which is hereby acknowledged, the Parties, for themselves and on behalf their heirs, successors, representatives, administrators, and assigns, agree as follows:

1. Dr. Rao releases and discharges State Street and IDEX, and their officers, directors, employees, predecessors (including IDEX Investor Services, Inc.) successors, insurers, affiliates and assigns (hereinafter collectively referred to as "the Released Parties"), from all claims, demands, damages, actions, causes of action or suits, known and unknown, whether grounded in tort, contract, statutory liability, strict liability, warranty, or any other theory of liability whatsoever, that Dr. Rao has, or may in the future have, against the Released Parties arising out of the facts and claims which were, or could have been, alleged in the complaint in Rock County Wisconsin Circuit Court Case No. 03 CV 1661 captioned *Ramachandra Rao v. WMA Securities, Inc., et al.* (the "Lawsuit")

2. Dr. Rao assumes that fraction, portion or percentage of liability attributable to the Released Parties as a result of the Released Parties' acts or omissions in connection with the facts and claims which were, or could have been, alleged in the Lawsuit, whether Released Parties' liability is based on tort, contract, statutory liability, strict liability, warranty, or any other theory of liability whatsoever. Dr. Rao releases and discharges that fraction, portion or percentage of his total causes of action and claims for damages against all Released Parties who may be liable to Dr. Rao, which fraction, portion or percentage shall hereafter, by trial or other disposition of the causes or claims, be determined to be the amount of liability, if any, of the Released Parties. Dr. Rao agrees that he will immediately satisfy any judgment that he may obtain against any person, firm or corporation other than Released Parties to the extent of the total liability of Released Parties to such other person, firm or corporation, whether based on tort, contract, statutory liability, strict liability, warranty, or any other theory of liability whatsoever.

3. Dr. Rao expressly reserves the balance of his causes of action, claims or damages against all persons, firms or corporations other than the Released Parties, including, but not limited to, the other defendants in the Lawsuit. Dr. Rao does not release any person, firm or corporation other than the Released Parties from any liability for damages.

4. Dr. Rao covenants not to sue the Released Parties for any claim, demand, damage, or cause of action which was or could have been presented in the Lawsuit,

whether based on tort, contract, statutory liability, strict liability, warranty or any other theory of liability whatsoever.

5. Dr. Rao agrees to indemnify and hold Released Parties harmless from any claims for contribution made by others against Released Parties arising from any claim, demand, damage, or cause of action which was or could have been presented in the Lawsuit.

6. The release provided in this Agreement shall be construed in accordance with the principles articulated in *Pierringer v. Hoger*, 21 Wis. 2d 182, 124 N.W.2d 106 (1963), and the related Wisconsin cases decided after that case. Dr. Rao and Released Parties intend that the Released Parties shall be fully protected under this Agreement and that Released Parties will never be required to make any payment to any other person, firm or corporation with respect to Dr. Rao's claims arising out of the facts or claims alleged in the Lawsuit. Dr. Rao agrees to take all action necessary to accomplish that purpose.

7. This Agreement is a compromise of disputed claims, and nothing in this Agreement shall be construed as an admission of any liability or fault on the part any Party, each of whom expressly denies any such liability or fault.

8. Dr. Rao represents and warrants that:

   A. No other person or entity has a prior or superior interest in the claims, demands, obligations, causes of action or payments referred to in this Agreement, by way of subrogation, lien, marital property interest, marital property agreement, or otherwise;

   B. He has the sole right and exclusive authority to execute this Agreement and the release it contains; and

   C. He has not sold, assigned, transferred, conveyed or otherwise disposed of any of the claims, demands, obligations, or causes of action against Released Parties referred to in this Agreement.

9. Upon execution of this Agreement, Dr. Rao and the Released Parties shall execute the attached Joint Stipulation and Proposed Order for Dismissal, which shall promptly be filed with the Court.

10. Without admitting any liability, within ten days of entry of the order of dismissal with prejudice, IDEX shall place back into Dr. Rao's IDEX IRA the sum of $75,000 and will continue treating any and all transactions relating to the IDEX IRA consistent with current tax laws. Relying on representations by Dr. Rao that this payment will be non-taxable to him, IDEX will not issue an IRS Form 1099 reporting the payment. Dr. Rao acknowledges and agrees that he is responsible for retaining all required documentation with respect to the IRA funds, that he is responsible for reporting his income to the applicable taxing authorities, and that

he is solely responsible for any taxes, interest or penalties, if any, that may result from this payment. Dr. Rao shall indemnify the Released Parties for any claim, demand or assessment of taxes, interest or penalties by any governmental entity arising from this payment or from the manner it was reported, or not reported, to any taxing authority.

11. Until the Lawsuit is terminated as to all defendants, IDEX will provide IDEX employees for deposition without a subpoena and will provide the last known address and contact information of former IDEX employees so that they may provide deposition testimony concerning:

    A. The relationship between Western Reserve Life Assurance Co. of Ohio and IDEX; and

    B. Any notice received by IDEX concerning David Novak's status as a registered representative of either WMA Securities or World Group Securities.

    Depositions of IDEX employees taken pursuant to this paragraph shall be conducted in Florida, at a location near the employee's offices. In no case shall IDEX be required to undertake the expense of providing any witness in Wisconsin for a deposition.

12. This Agreement contains the entire agreement between Released Parties and Dr. Rao with respect to the compromise and settlement of Dr. Rao's claims, and it supersedes all previous writings, oral negotiations, commitments and understandings.

13. The Parties, in making this Agreement, have relied upon their own judgment, belief, and knowledge, and the advice of their attorneys as to all aspects of the Lawsuit and the claims or demands asserted in it.

14. Dr. Rao represents that he has read this Agreement in its entirety, has been advised by his attorney as to its terms, understands the terms and scope of the release provided in this Agreement and agrees to be bound by it.

15. This Agreement may be signed in counterparts, the originals of which when taken together shall constitute the original Agreement.

16. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Wisconsin.

[The remainder of this page is intentionally blank.]

Dated: ____________________

____
Dr. Ramachandra Rao

Dated: ____________________

State Street Bank & Trust Company

____
Marvin Rau
Vice President, Managing Counsel

Dated: ____________________

IDEX Investor Services, Inc.

____
Kyle Keelan
Senior Vice President
TransAmerica Fund Advisors, Inc.

Approved as to form:

Dated: ____________________

____
Sara L. Gehrig
Larry W. Barton
Nowlan & Mouat LLP
100 S. Main St.
P.O. Box 8100
Janesville, WI 53547
(608) 755-8100
Attorneys for plaintiff
Dr. Ramachandra Rao

Dated: ____________________

____
James D. Peterson
LaFollette Godfrey & Kahn
an office of Godfrey & Kahn, S.C.
One East Main St., Suite 500
P.O. Box 2719
Madison, WI 53701-2719
(608) 257-3911
Attorneys for defendants
State Street Bank & Trust Company and
IDEX Investor Services, Inc.

MN251235_3.DOC